Direct Line: (212) 859-8735 Fax: (212) 859-4000 michael.levitt@friedfrank.com

March 28, 2012

Pamela Long

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	MRC Global Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed March 6, 2012

File No. 333-178980

Dear Ms. Long:

This letter sets forth the response of MRC Global Inc. (the “Company” or “MRC Global”) to the comment letter, dated March 26, 2012, of the staff of the Division of Corporation Finance (the “Staff”) with respect to Amendment No. 1 to MRC Global’s Registration Statement on Form S-1 filed on March 6, 2012 (the “Amended Registration Statement”). In order to facilitate your review, we have repeated each comment in its entirety in the original numbered sequence. We have also sent to your attention via courier courtesy copies of the Amended Registration Statement marked to show changes.

General

1.	If you present Return on Net Assets which you compute based on Adjusted EBITDA, please clearly show the calculations to arrive at these percentages as well as provide the disclosures called for by Item 10(e) of Regulation S-K. Given that this measure does not appear to be computed as commonly defined, please re-title this measure as well.

Response:

In response to the Staff’s comment, the Company has retitled the measure as Adjusted EBITDA RONA and provided the requested disclosure. Please see pages 20-21 and 53-55.

2.	Please ensure that you separately present each of the components of stockholders’ equity on the face of your pro forma balance sheet in a similar manner to your capitalization table on page 44.

Response:

In response to the Staff’s comment, the Company has broken out the components as requested. Please see page 57.

Should you have any questions or comments with respect to this filing, please call me at (212) 859-8735.

Sincerely,

/s/ Michael A. Levitt

Michael A. Levitt, Esq.

cc:	Andrew R. Lane (MRC Global Inc.)
Daniel J. Churay, Esq. (MRC Global Inc.)
Rufus Decker (Securities & Exchange Commission)
Nudrat Salik (Securities & Exchange Commission)
Craig Slivka (Securities & Exchange Commission)
Jessica Dickerson (Securities & Exchange Commission)
Richard A. Drucker, Esq. (Davis Polk & Wardwell LLP)

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